# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CURIS INC, CIK 0001108205
CUSIP: 231269309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 128 SPRING STREET, BUILDING C, SUITE 500, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001427
Filed by CIK 0001807489

## Reporting persons
- M28 Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 620,167; sole dispositive power 0; shared dispositive power 620,167; aggregate amount beneficially owned 620,167 (5.9% of the class)
  Comment: Includes 99,108 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants.
- Marc Elia: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 620,167; sole dispositive power 0; shared dispositive power 620,167; aggregate amount beneficially owned 620,167 (5.9% of the class)
  Comment: Includes 99,108 shares of Common Stock issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: CURIS INC
Address of issuer's principal executive offices: 128 Spring Street, Building C, Suite 500, Lexington, MA 02421

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) M28 Capital Management LP ("M28 Capital") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Curis, Inc. (the "Company") and shares of Common Stock issuable upon exercise of warrants held by M28 Capital Master Fund LP (the "M28 Fund") to which it acts as investment manager; and

(ii) Marc Elia, the Chief Investment Officer of M28 Capital and Managing Member of M28 Capital Management GP LLC, the general partner of M28 Capital ("Mr. Elia", together with M28 Capital and M28 Capital Management GP, LLC, the "M28 Parties"), with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of warrants held by the M28 Fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the M28 Parties is 700 Canal Street, Stamford, CT 06902.
Citizenship: M28 Capital is a Delaware limited partnership. Mr. Elia is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 10,561,358 shares of Common Stock outstanding as of May 2, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 6, 2025, and assumes the exercise of the warrants reported herein.
Percent of class: 5.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The M28 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M28 Capital Management LP: /s/ Christopher M. Taliercio, Christopher M. Taliercio, President & Chief Compliance Officer, By: M28 Capital Management GP LLC (08/13/2025)
- Marc Elia: /s/ Marc Elia, Marc Elia, Individually (08/13/2025)